555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
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October 11, 2011	Chicago	Paris
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VIA EDGAR AND HAND DELIVERY	Houston	Silicon Valley
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John Stickel	Los Angeles	Tokyo
Attorney-Advisor	Madrid	Washington, D.C.
Division of Corporation Finance	Milan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pinafore Holdings B.V. Amendment No. 3 to the Registration Statement on Form F-4 Filed October 3, 2011
File No. 333-175137

Dear Mr. Stickel:

On behalf of our client, Pinafore Holdings B.V., a Netherlands private company with limited liability (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form F-4 of the Company filed with the Commission on June 24, 2011, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on August 22, 2011, as amended by Amendment No. 2 (“Amendment No. 2”) filed with the Commission on September 13, 2011, and as amended by Amendment No. 3 (“Amendment No. 3”) filed with the Commission on October 3, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Ms. Liz Lewzey, the Company’s Vice President, Planning and Reporting, dated October 7, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 4, marked to show changes against Amendment No. 3, in the traditional non-EDGAR format to each of Lyn Shenk and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 11, 2011

General

1.	We note your response to our prior comment one and reissue in part. Please revise throughout your prospectus where you state that you believe that you hold the number one position and that you are the leading North American manufacturer of certain products to clearly state that there are no publicly available sources supporting your beliefs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 4, 7, 58, 114, 115, 118, 122, 126 and 127.

Exhibit 5.9

2.	We note your response to our prior comment ten and reissue in part. Please have counsel revise and refile exhibit 5.9 to remove the following language: “this opinion letter is addressed to you at your explicit request and may only be relied upon by you in connection with the transactions to which the Third Supplemental Indenture relates.”

Response: The Company acknowledges the Staff’s comment and confirms that counsel has removed that language from its opinion. Exhibit 5.9 has been refiled with Amendment No. 4.

Exhibit 5.15

3.	We note your response to our prior comment nine; however, please have counsel revise to delete the last part of section 4(m) that reads as follows: “and whether under the Dutch Insolvency Act (Faillissementswet), the Council Regulation (EC) no. 1346/2000 of 29 May 2000 on Insolvency Procedures or any similar provisions in other jurisdictions or otherwise.”

Response: The Company acknowledges the Staff’s comment and confirms that counsel has revised to delete the last part of section 4(m) of its opinion. Exhibit 5.15 has been refiled with Amendment No. 4.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Patrick H. Shannon, at (202) 637-1028 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

October 11, 2011

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan of LATHAM & WATKINS LLP

Enclosures

cc:

Patrick H. Shannon, Latham & Watkins LLP

Lyn Shenk, Securities and Exchange Commission